News Release

Alexco Reports Second Quarter 2015 Financial Results

August 11, 2015 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the second quarter of 2015. All figures are expressed in Canadian dollars unless otherwise stated. For the second quarter of the year Alexco reported a net loss of $1.9 million, or $0.03 per share, on revenue of $2.6 million, while increasing its unrestricted cash balance from the end of the first quarter to $7.5 million.

Second Quarter Highlights

•	Net loss of $1.9 million, or $0.03 per share. Loss before deferred taxes was $1.9 million, including non-cash costs of $0.5 million for depreciation and $0.1 million for share-based compensation.

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Cash and cash equivalents at June 30, 2015 totaled $7.5 million compared to $7.2 million at March 31, 2015, while net working capital totaled $9.6 million compared to $10.9 million for the same dates, respectively.

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Exploration work is ongoing at Keno Hill, including the completion of 1,355 meters of diamond drilling at the end of the second quarter, with a focus in the vicinity of the historical Bermingham mine workings. The drilling program, which will be largely completed by the end of August, is following up on significant silver intercepts drilled in 2014. Consolidated results from the current drill program should be available in the fourth quarter of 2015.

•	Alexco Environmental Group (“AEG”), recognized revenues of $2.6 million in the second quarter of 2015 for a gross profit of $579,000 and a gross margin of 22.2%.

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A milestone was achieved by AEG with a finding of No Further Active Remediation from the State of Colorado at the Globeville Smelter Project, clearing the way for AEG to submit documents supporting the release of a portion of the US$3.3 million of restricted cash originally posted by AEG as security for the project.

Alexco President and Chief Executive Officer Clynt Nauman said, “We’re holding our own in terms of our cash position despite the difficult markets, and the fact that we have supported a modest but effective exploration program. We have certainly made good exploration progress at Bermingham this season, and anticipate results from all work to be consolidated in the fourth quarter. AEG is closing in on completion of its extremely successful and publicly lauded project at the Globeville Smelter in Denver, Colorado. Meanwhile, in addition to further business development at AEG, our focus is on conserving cash and moving forward with permitting and engineering on the Flame & Moth deposit, which is proceeding on schedule.”

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

Revenue from environmental services	2,610	3,064	7,126	6,135
Gross profit from environmental services	579	812	1,771	1,793

Revenue from mining operations	-	105	-	361
Gross profit from mining operations	-	105	-	361

Revenue from all operations	2,610	3,169	7,126	6,496
Gross profit from all operations	579	917	1,771	2,154

Loss before taxes	1,920	1,769	2,865	3,668
Net loss	1,866	1,661	2,358	3,080
Total comprehensive loss	2,019	2,041	2,664	2,893
Loss per share – basic and diluted	$0.03	$0.03	$0.03	$0.05
Cash flows (consumed) from operating activities	(183)	(1,171)	(2,003)	(1,031)

Alexco Environmental Group (AEG)

AEG recognized revenues of $2.6 million in the second quarter of 2015 for a gross profit of $579,000 and a gross margin of 22.2% compared to revenues of $3.1 million for a gross profit of $812,000 and a gross margin of 26.5% in the second quarter of 2014. The decrease in gross margin from the prior year period is a result of one of AEG’s major projects, the Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits. In addition, AEG has been outsourcing a significant amount of specialty work to external consultants, incurring lower margins. In response, AEG has ramped up its business development efforts for bringing on more project related work and has added specific professional positions to begin reducing reliance on third party contractors.

Exploration

Alexco’s exploration plans for 2015, originally budgeted at approximately $2 million with 5,000 meters of diamond drilling, has been revised to approximately $1.6 million with 3,000 meters of diamond drilling, which largely meets the geology and exploration objectives of the 5,000 meter plan. The focus of the program is to follow up on the successful 2014 results at Bermingham. As of June 30, 2015, Alexco had drilled a total of 1,355 meters, with 952 meters drilled at Bermingham and 403 meters at Bellekeno North East. Consolidated results from this drill program should be available in the fourth quarter of 2015.

On April 30, 2015 Alexco announced updated mineral resource estimates for the Flame & Moth and Bermingham deposits (see news release dated April 30, 2015, titled “Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 37% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District”). The Flame & Moth indicated mineral resource is estimated at 1,638,000 tonnes grading 506 grams per tonne (“g/t”) silver, 1.89% lead and 5.40% zinc and 0.40 g/t gold, plus another 348,000 tonnes of inferred mineral resource grading 366 g/t silver, 0.47% lead, 4.37% zinc and 0.30 g/t gold. The Bermingham mineral resource is estimated at 377,000 tonnes of indicated mineral resource grading 430 g/t per tonne silver, 1.59% lead and 1.74% zinc, plus another 52,000 tonnes of inferred mineral resource grading 477 g/t silver, 1.22% lead and 1.88% zinc.

The updated mineral resource estimates were prepared by SRK Consulting (Canada) Inc. (“SRK”) and are summarized as follows:

Deposit	Class[1,2,3]	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Troy ounces)
Flame & Moth[4]	Indicated	1,638,000	506	0.43	1.89	5.4	26,650,000
	Inferred	348,000	366	0.26	0.47	4.37	4,095,000
Bermingham[5]	Indicated	377,000	430	0.07	1.59	1.74	5,212,000
	Inferred	52,000	477	0.12	1.22	1.88	797,000

Notes:

1.	The effective date of these mineral resource estimates is April 28, 2015.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

Reported at a contained metal value cut-off grade of CAD $185.00/t (US$0.85=C$1) using consensus long term metal prices (US$) and recoveries developed for the nearby Bellekeno deposit (Ag US$20.00/oz, recovery 96%; Pb US$0.94/lb, recovery 97%; Zn US$1.00/lb, recovery 88%; Au US$1,300/oz, recovery 72%).

4.	Ag grades capped at 7,500 g/t; Zn capped at 30%; limited influence of high grade intersections during estimation.
5.	Ag grades capped at 1,500 g/t for the Bermingham Vein and the Bermingham Footwall Vein; Pb capped at 9% for both veins; Au grades capped at 1.0 g/t for both veins.

Engineering and Development

During the second quarter, Alexco continued to work on re-engineering and optimizing the mine plan for Flame and Moth, incorporating the current mineral resource from April 30, 2015. Mine plans will be further refined based on recommendations from a more detailed geotechnical review by SRK Consulting (Canada) Inc., with anticipated completion in the third quarter of 2015. The Flame and Moth economic model will then be updated using current consensus pricing and updated estimated costing. Once the results from the work above are completed, a new optimized multiple mine economic model will be developed incorporating Flame and Moth, Lucky Queen and Bellekeno deposits.

The Company continues its progress with the Yukon Water Board on the amendment of a current Water Use Licence for the Flame & Moth deposit. Management expects a Water Licence amendment hearing to occur in the fourth quarter of 2015.

Financial Position

Alexco’s cash and cash equivalents at June 30, 2015 totaled $7.5 million, compared to $7.2 million at March 31, 2015 and $8.6 million at December 31, 2014, while net working capital totaled $9.6 million compared to $10.9 million and $11.3 million for the same dates, respectively. The decrease in cash and cash equivalents compared to the end of 2014 is mainly attributed to the 2015 exploration drill program, care and maintenance costs at Keno Hill and corporate overhead costs, offset by AEG profits. Furthermore, AEG experienced lower profits in the first six months of 2015 with some scheduled work delayed into the second half of 2015, as well as more work being completed by external consultants.

Financial Report and Conference Call for Second Quarter 2015

Full details of the financial and operating results for the second quarter of 2015 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Wednesday, August 12, 2015. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through September 12, 2015, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13615534

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Certain statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.